Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-222194

Santander Holdings USA, Inc.

$1,000,000,000 4.450% Senior Notes Due 2021

Pricing Term Sheet

Issuer:	Santander Holdings USA, Inc. (the “Issuer”)

Securities:	4.450% Senior Notes Due 2021 (the “Notes”)

Expected Ratings[1]:	Baa3/BBB+/BBB+ (Moody’s/S&P/Fitch) (all stable)

Security Type:	Senior Unsecured Notes

Trade Date:	November 28, 2018

Settlement Date:	December 5, 2018 (T+5)

Maturity Date:	December 3, 2021

Principal Amount:	$1,000,000,000

Benchmark Treasury:	UST 2.875% due November 15, 2021

Benchmark Treasury Price and Yield:	100-02 3/4 / 2.844%

Spread to Benchmark Treasury:	+167 bps

Yield to Maturity:	4.514%

Coupon:	4.450%

Public Offering Price:	99.823%

Net Proceeds:	$995,730,000 (before expenses)

Interest Payment Dates:	Interest on the Notes is payable semi-annually in arrears on June 3 and December 3 of each year, beginning June 3, 2019.

Redemption:	The Notes will be redeemable in whole or in part by the Issuer on or after the 30th day prior to the maturity date at 100% of the principal amount of the Notes (par), plus accrued and unpaid interest thereon to the date of redemption. Other than as described in the preceding sentence, the Notes are not redeemable prior to maturity.

Listing:	The Notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the Notes.

CUSIP:	80282KAU0

ISIN:	US80282KAU07

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC Santander Investment Securities Inc. UBS Securities LLC

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (File No. 333-222194) including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. No Senior Floating Rate Notes will be sold pursuant to the prospectus supplement. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) RBC Capital Markets, LLC toll-free at 1-866-375-6829, (iii) Santander Investment Securities Inc. toll-free at 1-855-403-3636 or (iv) UBS Securities LLC toll-free at 1-888-827-7275.

1

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.